EXHIBIT 99.1

Statement explaining how earnings per share information was calculated in this Annual Report

The calculation of the earnings per share attributable to the equity holder of the Company for the years ended December 31, 2005, 2006 and 2007 is based on the profit attributable to the equity holders of the Company for the year of approximately RMB2,881,461,000, RMB2,372,985,000 and RMB3,230,450,000, respectively, and on the 4,918,400,000 shares in issue, during each of the three years.

The number of ordinary shares for the purpose of calculating basic earnings per share for all the periods presented has been adjusted for the Company’s issuance of bonuses on July 27, 2005.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS being equivalent to 50 Shares, which have been adjusted for the Company’s issuance of bonuses on July 27, 2005.

No diluted earnings per share have been presented as there are no dilutive potential shares in issue during the years ended December 31, 2005, 2006 and 2007.